Exhibit 17

PACIFIC LIFE INSURANCE COMPANY’S

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION

PROCEDURES FOR POLICIES PURSUANT TO

RULE 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pacific Life Insurance Company (“Pacific Life”) in connection with the issuance of its Pacific Protector VUL Flexible Premium Variable Universal Life Insurance Policies (referred herein as “Policy”), the transfer of assets held under the Policy, and the redemption by Policy Owners of their interests in said Policy. The defined terms used in this document are the same as defined in the Policy prospectus.

I. PURCHASE AND RELATED TRANSACTIONS

A. Premium Schedules and Underwriting Standards

The Policy is a flexible premium variable universal life insurance policy. The Policy provides lifetime insurance protection on the life of the insured named in the Policy, with a death benefit payable when the insured dies while the Policy is In Force. A Policy Owner may elect one of two options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy Owners, but allow cost of insurance rates to be based upon factors such as age, sex (unless unisex), smoking status, health or occupation.

A Policy Owner may choose the amount and frequency of premium payments, subject to a minimum of $50 per payment.

B. Application and Initial Premium Processing

Upon receipt of a completed application for a Policy, Pacific Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Life will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Pacific Life, whichever is later.

After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.

C. Additional Premium Payments

The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy Owner’s discretion. When applying for a Policy, a Policy Owner will determine a planned periodic premium that provides for the payment of level premiums of fixed intervals over a specified period of time. Each Policy Owner or payor will receive a premium reminder notice or list bill on either an annual, semi-annual, or quarterly basis (or monthly (list bill only)), at the option of the Policy Owner or payor; however, the Policy Owner or payor is not required to pay planned periodic premiums.

Payment of the planned periodic premium will not guarantee that a Policy will remain In Force. Instead, the duration of the Policy depends upon the Policy’s Accumulated Value. Even if planned periodic premiums are paid, the Policy will lapse any time the Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50. Pacific Life may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

D. Premium Allocation

A Policy Owner may allocate Net Premiums among the Investment Options. When a Policy is issued and all delivery requirements are received at Pacific Life’s Life Insurance Division, the Accumulated Value will be automatically allocated according to the Policy Owner’s instructions in the application or more recent Allocation Instructions if any (except for amounts allocated to the Loan Account to secure any Policy Debt). The initial allocation must be made in the Policy application. All Net Premiums are allocated according to the Policy Owner’s instructions the later of 15 days after the Policy is issued or when all requirements for the Policy to be considered In Force are delivered to the Life Insurance Division (the Free-Look Transfer Date).

Additional net premium payments will be allocated among the investment alternatives according to the Policy Owner’s Allocation Instructions (after the Free-Look Transfer Date). A Policy Owner may change the allocation of Accumulated Value by submitting a proper written request to Pacific Life’s Life Insurance Division.

Pacific Life reserves the right to limit the amount allocated to the Fixed Options to $1,000,000 for net premium payments during the most recent 12 months for all of a Policy Owner’s policies. Any excess over these limits would be transferred to a Policy Owner’s other Investment Options according to the Policy Owner’s most recent Allocation Instructions or if no Allocation Instructions are provided, Pacific Life will contact the Policy Owner to obtain updated Allocation Instructions.

E. Reinstatement

Pacific Life will reinstate a lapsed Policy (see “Policy Lapse”, Section III.D. of this document) at any time within three years after the end of the Grace Period, provided Pacific Life receives the following: (1) a written application of the Policy Owner; (2) evidence of insurability satisfactory to Pacific Life that the insured is still insurable in the same or similar risk class as when the Policy was issued; and (3) payment sufficient, after deduction of premium load, to cover all unpaid monthly deductions and Policy loan interest that were due and unpaid during the Grace Period, plus three times the monthly charges and deductions due when the Policy is reinstated.

If there was a loan at the time of lapse, the loan amount will not be reinstated.  The Accumulated Value at reinstatement will equal the Accumulated Value at time of lapse less the Policy Debt at time of lapse. Any negative Accumulated Value is due in addition to sufficient premium at time of reinstatement.

Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Life.  The Accumulated Value at reinstatement will be allocated among the variable accounts and the fixed accounts in accordance with the Policy Owner’s current premium Allocation Instructions.

F. Policy Loans

A Policy Owner may borrow from Pacific Life an amount up to the amount of the Accumulated Value less 3 times the most recent Monthly Deduction for policy charges, less any surrender charge applicable on the date of the loan, and less any outstanding Policy Debt. The minimum loan that may be taken is $200 for most states. A Policy is the only security required for a Loan.

When a Policy Owner takes a Loan, an amount equal to the loan is transferred out of the Policy Owner’s Accumulated Value in the Investment Options in proportion to the Accumulated Value in each Investment Option, unless the Policy Owner instructs Pacific Life otherwise.

The interest rate on loans is guaranteed to not be more than 2.25% annually for all years. Pacific Life will credit interest monthly on amounts held in the Loan Account to secure the loan at a guaranteed annual rate of at least 2.00% in all Policy years. The owner may repay all or a part of the loan at any time while the Policy is In Force. If not repaid, the Policy Debt will reduce the amount of death proceeds paid upon the death of the insured or the Cash Surrender Value paid upon surrender.

A loan may affect the length of time the Policy remains In Force. The Policy will lapse when the Accumulated Value minus Policy Debt is insufficient to cover the Monthly Deduction on any monthly payment date and the minimum payment required is not made during the Grace Period. Moreover, the Policy may enter the Grace Period more quickly when a loan is outstanding, because the loaned amount is not available to cover Monthly Deductions.

Loans may be reversed if the request is received within 30 days after the date the loan effective date. Reversal processing is contingent on the Policy Owner returning the loaned amount and a signed letter of instruction from the Policy Owner.

II. TRANSFER AMONG INVESTMENT OPTIONS

Transfers are limited to 25 for each calendar year. If all available transfers have been used, transfer requests will no longer be accepted until the start of the following calendar year. However, a Policy Owner may make one transfer of all or a portion of the Policy’s Accumulated Value remaining in the Variable Investment Options into the Fidelity® VIP Government Money Market investment option prior to the start of the next calendar year.

A Policy Owner may only make 2 transfers in any calendar month to or from each of the following Investment Options:

Fidelity® VIP Bond Index Portfolio Initial Class	Fidelity® VIP International Index Portfolio Initial Class	Fidelity® VIP Total Market Index Portfolio Initial Class

Additionally, only 2 transfers in any calendar month may involve the following Investment Option:

DFA VA International Small Portfolio

For the purposes of applying the limitations, any transfers that occur on the same day are considered 1 transfer. A transfer of Accumulated Value from the Loan Account into the Investment Options following a loan payment, transfers into the Loan Account, or transfers that occur as a result of the dollar cost averaging program, the portfolio rebalancing program, certain corporate owned life insurance policy rebalancing programs, the first-year transfer program or an asset allocation program approved by Pacific Life are excluded from the limitations. A Policy Owner may request a transfer between Variable Accounts at any time. The Pacific Select Exec Separate Account (the “Separate Account”) is a separate investment account of Pacific Life used to support the variable death benefits and policy values of Pacific Life’s life insurance policies. The Separate Account currently is made up of multiple Variable Accounts which invest in shares of corresponding portfolios of multiple Fund families, which are the investment vehicles of the Separate Account. Each Fund is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type.

A Policy Owner may transfer 100% of the value in the Fixed Account to the Fixed LT Account.

A Policy Owner may transfer Accumulated Value from the Variable Accounts to the Fixed Options, subject to certain limitations. Only one transfer into the Fixed LT Account is allowed during any 12-month period. There is no limit on the number of transfers into the Fixed Account other than the restriction that the total number of transfers cannot exceed 25 in a Policy Year.

Currently, there are no restrictions on transfers from the Fixed Account or Fixed LT Account to the Variable Accounts.

Pacific Life reserves the right to limit the aggregate amount allocated to the Fixed Options to $1,000,000 during the most recent 12 months for all of a Policy Owner’s Pacific Life policies. Any excess over these limits would be transferred to a Policy Owner’s other Investment Options according to the Policy Owner’s most recent Allocation Instructions or if no Allocation Instructions are provided, Pacific Life will contact the Policy Owner to obtain updated Allocation Instructions.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Surrender for Net Cash Surrender Value

A Policy Owner can make partial withdrawals of the Net Cash Surrender Value of the Policy starting on the first Policy Anniversary. If Death Benefit Option A is in effect, during the first 15 Policy years and only in the case of the first withdrawal of a given Policy year, the portion of a partial withdrawal of up to the lesser of $10,000 or 10% of the Net Cash Surrender Value will not reduce the face amount under the Policy. The excess of any withdrawal over this amount may cause a reduction in Face Amount for Death Benefit Option A, as described below.

A partial withdrawal must be for at least $200, and the Policy’s Net Cash Surrender Value after the withdrawal must be at least $500.

When a partial withdrawal is made on a Policy on which the owner has selected Death Benefit Option A, the face amount under the Policy is decreased by the excess, if any, of the face amount over the result of the death benefit immediately prior to the partial withdrawal minus the amount of the partial withdrawal. A partial withdrawal will not change the face amount of a Policy on which the owner has selected Death Benefit Option B. However, assuming that the death benefit is not equal to Accumulated Value times a death benefit percentage, the partial withdrawal will reduce the death benefit by the amount of the partial withdrawal. To the extent the death benefit is based upon the Accumulated Value times the death benefit percentage applicable to the insureds, a partial withdrawal may cause the death benefit to decrease by an amount greater than the amount of the partial withdrawal. Withdrawals may be reversed if the request is received within 30 days after the withdrawal effective date. Reversal processing is contingent on the Policy Owner returning the amount withdrawn and a signed letter of instruction from the Policy Owner.

Any policy that is restored by return of the surrender proceeds as a result of Pacific Life’s conservation measures will be reinstated if the request is received within 30 days of the effective date of the surrender. The Policy’ Accumulated Value, net of any applicable fees and charges, will be allocated among the Investment Options in accordance with the Policy Owner’s most recent premium Allocation Instructions. Any lag loss resulting from the reinstatement will be borne by Pacific Life.

If a premium payment of over $1,000 was received within 10 business days of the surrender request, the premium amount received may be withheld from the surrender proceeds until Pacific Life obtains verification the payment cleared the bank. The amount withheld will be noted on the surrender confirmation letter and a separate letter will be provided when the remainder of the proceeds are disbursed.

B. Death Claims

Upon the death of the insured, Pacific Life will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, reduced by adjustments for any outstanding Policy Debt (and, if in the grace period, any overdue charges).

The death benefit will be the greater of the Minimum Death Benefit or one of the following two options: (1) Death Benefit Option A — the face amount of the Policy; or (2) Death Benefit Option B — the face amount of the Policy plus the Accumulated Value. Because the specified percentage is applied to a Policy Owner’s Accumulated Value, an increase in Accumulated Value may increase the death benefit.

C. Change in Face Amount

The face amount of the Policy may be decreased by the Policy Owner. A decrease in face amount may only be made after the first Policy year. Such a change may change the death benefit, depending, among other things, upon the death benefit option chosen by the owner and whether, and the degree to which, the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the Net Amount At Risk under a Policy, which may affect a Policy Owner’s cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the Policy Owner’s Accumulated Value.

Any request for a change in face amount must be by written application to Pacific Life’s Life Insurance Division. A Policy Owner may make only one such request per Policy year.

D. Policy Lapse

If the Accumulated Value less Policy Debt is insufficient to cover deductions and charges on a monthly payment date, Pacific Life will give written notice to the Policy Owner that if the amount shown in the notice is not paid within 61 days (the “Grace Period”), the Policy Owner faces a danger of lapse. The Policy will remain In Force through the Grace Period, but if no payment is forthcoming, it will terminate with no value at the end of the Grace Period. In order to avoid termination, the Policy Owner must pay a minimum of the Monthly Deduction due plus three times the Monthly Deduction due when the insufficiency occurred, plus any applicable Premium Load.

If the required payment is made during the Grace Period, such payment will be allocated among the Investment Options in accordance with the Policy Owner’s Allocation Instructions. If the insured dies during the Grace Period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the Grace Period, reduced by any unpaid Monthly Deductions and charges due and any Policy Debt. A lapsed Policy may be reinstated at any time within three years after the end of the Grace Period but before the maturity date. See “Reinstatement”, Section I.E. above.